UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

NOTICE TO THE MARKET

TELEFÔNICA BRASIL S.A. (B3: VIVT3; NYSE: VIV) (“Company”) hereby informs its shareholders and the market in general that, on this date, it has acquired all shares issued by Fibrasil Infraestrutura e Fibra Óptica S.A. (“FiBrasil”) held by Telefónica Infra S.L. Unipersonal (“TEF Infra”), corresponding to 24.99% of FiBrasil’s total share capital, through the execution of a Share Purchase Agreement (“SPA”), for the amount of R$458,719,774.51, paid in a single installment on the signing date (“Transaction”). Upon completion of the Transaction, as of this date, the Company now holds 100% of FiBrasil’s share capital, resulting in the full consolidation of the subsidiary.

The acquisition was preceded by a valuation conducted by an independent specialized firm engaged by the Company to determine the value per share, and the Transaction documents contain terms and provisions customary for transactions of this nature.

The Transaction is part of the Company’s strategy to achieve greater operational synergies in its fiber network activities, supporting the full consolidation of FiBrasil within the Company.

São Paulo, May 18, 2026.

Rodrigo Rossi Monari

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 18, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director